Exhibit 12.1

	IFRS					U.S. GAAP *
Period	For the six months ended June 30, 2010	2009	2008	2007	2006	2005

Earnings:
Net Income	1,428,713	1,004,508	4,944,898	4,302,966	4,261,478	3,127,637
Fixed Charges	456,196	1,071,228	1,271,263	865,341	864,501	634,560
Total Earnings	1,884,909	2,075,736	6,216,161	5,168,307	5,125,979	3,762,197

Fixed Charges:
Interest expenses	427,056	992,693	1,151,253	750,033	759,423	549,466
Interest capitalized	29,140	78,535	120,010	115,308	105,078	85,094
Total Fixed Charges	456,196	1,071,228	1,271,263	865,341	864,501	634,560

Ratio of Earnings to Fixed Charges	4.13	1.94	4.89	5.97	5.93	5.93

* The amounts were originally presented in US Dollars and were translated into Brazilian Reais to be presented in this table through an average exchange rate for the year